EXHIBIT 11.1

COMPUTATION OF EARNINGS (LOSS) PER SHARE
(UNAUDITED)

	Income/(Loss)	Shares	Per-share
	(Numerator)	(Denominator)	Amount

For the three months ended June 30, 2000

Loss available to common shareholders	$(1,031,424)	26,296,798	$(0.04)

Effect of dilutive securities — employee and producer stock options (1)	—	—

Diluted loss per share	$(1,031,424)	26,296,798	$(0.04)

For the three months ended June 30, 1999

Income available to common shareholders	$1,905,962	26,437,347	$0.07

Effect of dilutive securities — employee and producer stock options	—	877,382

Diluted earnings per share	$1,905,962	27,314,729	$0.07

For the six months ended June 30, 2000

Loss before cumulative effect of accounting change	$(1,852,416)	26,321,076	$(0.07)

Cumulative effect of accounting change	(226,000)	—	(0.01)

Loss available to common shareholders	(2,078,416)	26,321,076	$(0.08)

Effect of dilutive securities — employee and producer stock options (1)	—	—

Diluted loss per share	$(2,078,416)	26,321,076	$(0.08)

For the six months ended June 30, 1999

Income available to common shareholders	$4,699,710	26,418,217	$0.18

Effect of dilutive securities — employee and producer stock options	—	862,217	(0.01)

Diluted earnings per share	$4,699,710	27,280,434	$0.17

(1)   The diluted share base for the three months and six months ended June 30, 2000 excludes incremental shares of
        2,284,245 and 2,300,500, respectively, related to employee and non-employee stock options. These shares are excluded due to their antidilutive effect as a result of the Company's net losses incurred during 2000.